Exhibit 99.1

YM BioSciences Prices $70 Million Public Offering of Common Shares

Mississauga, Ontario, Canada - February 24, 2012 - YM BioSciences Inc. (“YM” or the “Company”) (NYSE Amex: YMI; TSX: YM), a drug development company advancing a diverse portfolio of hematology and cancer related products, today announced the pricing of 35,000,000 common shares at US$2.00 per common share in its previously announced underwritten public offering (the “Offering”). BofA Merrill Lynch is acting as sole book-running manager for the Offering and Wells Fargo Securities, LLC is acting as lead manager. JMP Securities LLC, Collin Stewart LLC, Rodman & Renshaw, LLC and Roth Capital Partners, LLC are acting as co-managers for the Offering. In addition, the Company granted to the underwriters a 30-day option to purchase an additional 5,250,000 common shares. The offering is expected to close on or about February 29, 2012, subject to customary closing conditions.

The Company intends to use the net proceeds from this offering to fund its ongoing drug development activities and for general corporate purposes and working capital.

The securities described above are being offered by the Company in the United States pursuant to a registration statement previously filed with the Securities and Exchange Commission (the “SEC”), which the SEC declared effective on July 15, 2011. A preliminary prospectus supplement related to the Offering, along with the accompanying base prospectus, has been filed with the SEC and is available on the SEC’s website located at http://www.sec.gov. Copies of the final prospectus supplement and the accompanying base prospectus relating to the Offering may be obtained, when available, from BofA Merrill Lynch, 4 World Financial Center, New York, NY 10080, Attn: Prospectus Department or by e-mail at dg.prospectus_requests@baml.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities, in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

The Offering of the common shares under the prospectus supplement will not be made to persons in Canada. The prospectus supplement and accompanying base prospectus contain detailed information about the common shares being offered. Investors should read the prospectus supplement and accompanying base shelf prospectus before making an investment decision.

About YM BioSciences

YM BioSciences Inc. is a drug development company advancing three clinical-stage products: CYT387, a small molecule, dual inhibitor of JAK1/JAK2 kinase; nimotuzumab, an EGFR-targeting monoclonal antibody; and CYT997, a potent vascular disrupting agent (VDA).

This press release may contain forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process or the ability to obtain drug product in sufficient quantity or at standards acceptable to health regulatory authorities to complete clinical trials or to meet commercial demand; and other risks detailed from time to time in the Company's ongoing quarterly and annual reporting. Certain of the assumptions made in preparing forward-looking statements include but are not limited to the following: that CYT387, nimotuzumab and CYT997 will generate positive safety and efficacy data in ongoing and future clinical trials and that YM Biosciences and its various licensees will complete their respective clinical trials within the timelines communicated in the Company’s quarterly and annual reports. The Offering is subject to market conditions and there can be no assurance as to whether or when the Offering may be completed, or as to the actual size or terms of the Offering. Except as required by applicable securities laws, the Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Enquiries:

James Smith

VP Corporate Communications

YM BioSciences Inc.

Tel. +1 905.361.9518

jsmith@ymbiosciences.com